VOTING INSTRUCTION FORM

Annual Meeting
Lithium Argentina AG

WHEN:
Friday, June 19, 2026

WHERE:
Regus, Dammstrasse 19
6300 Zug, Switzerland +
Sun Valley Lodge
1 Sun Valley Road
Sun Valley, Idaho, USA

STEP 1 **REVIEW YOUR VOTING OPTIONS**

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

G-18062020

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

CONTROL NO.:→

PROXY DEPOSIT DATE: June 17, 2026

The control number has been assigned to you to identify your shares for voting.

You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.

Dear Client:

A meeting is being held for securityholders of the above noted issuer.

1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name.
2. **Votes are being solicited by or on behalf of the Board of Directors of Lithium Argentina AG.**
3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available.
4. **Unless you attend the meeting and vote in person, your securities can only be voted through the independent voting rights representative in accordance with your instructions. The independent voting rights representative cannot vote for you if it does not receive your voting instructions. Please provide your voting instructions to us promptly using one of the available voting methods or complete and return this form. The independent voting rights representative will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person.**
5. When you give us your voting instructions, you acknowledge that:
   - You are the beneficial owner or are authorized to provide these voting instructions; and
   - You have read the material and the voting instructions on this form.
6. You may not present this Voting Instruction Form at the meeting in order to vote.
7. To attend and vote your shares at the meeting:
   - Write your name or the name of your designate to act on your behalf on the "Appointee" line on the other side of this form, sign and date the form, and return it by mail, or
   - Go to ProxyVote.com (if available) and insert the name in the "Change Appointee(s)" section on the voting site.

   You, or your designate, as the named "Appointee", must attend the meeting for your vote to be counted.
8. Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, including on any modifications to agenda items identified in the invitation to the meeting or on any other matters properly presented at the meeting for consideration on which voting is permissible under Swiss law. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account.
9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
10. **If the items listed in the Information Circular are different from the items listed on the other side of this form, the Information Circular will be considered correct.**
11. **The Appointee named in this form will exercise the voting rights attached to the securities in accordance with the instructions given. If no voting instructions are indicated on the reverse, you instruct the independent voting rights representative to vote in the manner recommended by the Board of Directors, except in the case of your appointment of an Appointee.**
12. This Voting Instruction Form should be read in conjunction with the accompanying Information Circular.
13. **To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted online at least one business day before the proxy deposit date noted above or the proxy deadline specified in the Information Circular.** Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation.

If you have any questions or require help, please contact the person who services your account.

Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials

By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes.

PLEASE SEE OVER

VOTING INSTRUCTION FORM

Lithium Argentina AG

34

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MEETING TYPE: Annual Meeting
MEETING DATE: Friday, June 19, 2026
RECORD DATE: June 1, 2026
PROXY DEPOSIT DATE: June 17, 2026
ACCOUNT NO:

CUID:
CUSIP:

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S):

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, INCLUDING ON ANY MODIFICATIONS TO AGENDA ITEMS IDENTIFIED IN THE INVITATION TO THE MEETING OR ON ANY OTHER MATTERS PROPERLY PRESENTED AT THE MEETING FOR CONSIDERATION ON WHICH VOTING IS PERMISSIBLE UNDER SWISS LAW.

PLEASE PRINT APPOINTEE NAME ABOVE

E-RSB

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item	FOR	AGAINST	ABSTAIN
01 To approve the Swiss consolidated financial statements of the Company for the year ended December 31, 2025, and the Swiss statutory standalone financial statements of the Company for the year ended December 31, 2025, together with the respective reports of the auditor thereon.	☐	☐	☐
02 To approve the appropriation of the accumulated loss for fiscal year 2025.	☐	☐	☐
03 To approve the discharge of the members of the Board of Directors of the Company (the "Board") and of the executive management team from liability for the activities during fiscal year 2025.	☐	☐	☐
04 To consider, and if deemed appropriate, to pass an ordinary resolution to approve the Company's new amended and restated equity incentive plan, as more particularly described in the accompanying management information circular.	☐	☐	☐
To re-elect the eight (8) directors of the Company, each for a term extending until completion of the next annual general meeting.			
5A John Kanellitsas	☐	☐	☐
5B Sam Pigott	☐	☐	☐
5C George Ireland	☐	☐	☐
5D Diego Lopez Casanello	☐	☐	☐
5E Robert Doyle	☐	☐	☐
5F Franco Mignacco	☐	☐	☐
5G Calum Morrison	☐	☐	☐
5H Monica Moretto	☐	☐	☐
06 To re-elect the Chair of the Board for a term extending until completion of the next annual general meeting.	☐	☐	☐
To re-elect the three (3) members of the Governance, Nomination, Compensation and Leadership Committee, each for a term extending until completion of the next annual general meeting.			
7A Calum Morrison	☐	☐	☐
7B George Ireland	☐	☐	☐
7C Robert Doyle	☐	☐	☐
08 To appoint for the financial year 2026, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company.	☐	☐	☐
09 To elect for the financial year 2026 PricewaterhouseCoopers AG, Zug, Switzerland, as Swiss statutory auditor.	☐	☐	☐
10 To approve a non-binding advisory resolution on the Company's executive compensation.	☐	☐	☐
11 To approve the maximum aggregate compensation of the Board for the period until the next annual general meeting.	☐	☐	☐
12 To approve the maximum aggregate compensation of the executive management team for the financial year 2027 under Swiss law.	☐	☐	☐
13 To approve a non-binding advisory resolution on the Swiss statutory compensation report.	☐	☐	☐
14 To elect the Swiss statutory independent voting representative for a term extending until completion of the next annual general meeting.	☐	☐	☐
15 If any modifications to agenda items or proposals identified in the invitation to the annual general meeting of shareholders or matters on which voting is permissible under Swiss law are properly presented at the annual general meeting for consideration, I instruct the independent voting rights representative to vote, in favour of the recommendations of the Board (FOR), against the proposal (AGAINST) or abstain (ABSTAIN) as follows.	☐	☐	☐

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

PROXY SOLICITATION ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 19, 2026.

The undersigned shareholder of Lithium Argentina AG, a Swiss company, hereby appoints the independent voting rights representative, Anwaltskanzlei Keller AG, as true and lawful agent and proxy to represent the undersigned and vote all common shares of Lithium Argentina AG owned by the undersigned in all matters coming before the annual general meeting of shareholders (or any adjournment thereof) to be held at Regus, Dammstrasse 19, 6300 Zug, Switzerland + Sun Valley Lodge, 1 Sun Valley Road, Sun Valley, Idaho, USA on Friday, June 19, 2026, at 5:00 p.m. (Central European Time). This voting instruction form, when properly executed, will be voted as specified. To the extent you do not give specific instructions with respect to one or several of the above proposals, you instruct the independent voting rights representative to vote the common shares for all proposals in accordance with the recommendations of the Board of Directors (i.e. FOR proposals 1, 2, 3, 4, 10, 11, 12, 13 and 15, and FOR the nominees listed in proposals 5, 6, 7, 8, 9 and 14).

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y